Weil, Gotshal & Manges LLP	Wachtell, Lipton, Rosen & Katz
767 Fifth Avenue	51 West 52nd Street
New York, New York 10153	New York, NY 10019
July 7, 2009
VIA EDGAR AND MESSENGER
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary Beth Breslin

Re:	CareFusion Corporation
Amendment No. 3 to the Registration Statement on Form 10 (File No. 001-34273) Filed on June 26, 2009
Dear Ms. Breslin:
     On behalf of our client, CareFusion Corporation (the “Company”), which is currently a wholly owned subsidiary of Cardinal Health, Inc. (“Cardinal Health”), we are providing to the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) the Company’s responses to the comments in your letter dated July 2, 2009 regarding Amendment No. 3 to the Registration Statement on Form 10 of the Company (File No. 001-34273) (the “Registration Statement”). The Company concurrently is filing Amendment No. 4 to the Registration Statement, which incorporates the revisions discussed below and a revised information statement attached as Exhibit 99.1 (the “Information Statement”).
     For your convenience, set forth below in bold are each of the comments in the Staff’s letter dated July 2, 2009, followed by the Company’s response to that comment, including where applicable, a cross-reference to the location of the changes made in response to the Staff’s comment. All page numbers refer to the page numbers in the revised Information Statement included in Amendment No. 4 to the Registration Statement.

Will CareFusion incur any debt prior to or at the time of effectiveness?, page 7
1.	We note your response to prior comment 1. From the revised disclosure on page 7 and elsewhere it appears that you will enter into the senior bridge loan facility regardless of whether you complete any offering of debt securities to finance the distribution to Cardinal Health. Please revise to describe briefly how you will use the proceeds from the bridge loan facility in the event that you also issue debt securities to finance all or any portion of the distribution to Cardinal Health.
          Response: The Company has revised the disclosure in the Information Statement on pages 8, 66, 155 and 156 in response to the Staff’s comment.
Security Ownership of Certain Beneficial Owners and Management, page 127
2.	We note your response to prior comment 6 regarding the steps you have taken to provide disclosure pursuant to Item 403 of Regulation S-K relating to the shares held by Dodge & Cox, Capital Research Global Investors and AXA Financial. Please revise the applicable footnotes to state, if true, that you are unable to identify the natural persons with voting and/or dispositive power over the shares held by those entities.
          Response: The Company has revised the disclosure in the Information Statement on page 133 to reflect that the Company is unable to identify the natural persons with voting and/or dispositive power over the shares held by Dodge & Cox, Capital Research Global Investors and AXA Financial Inc. in response to the Staff’s comment.
Description of Indebtedness, page 147
3.	We note your response to prior comment 8 and your undertaking to provide the debt commitment letter or the fully negotiated senior credit facilities prior to the effectiveness of the Form 10. Please note that we may have additional comments when we receive these exhibits. Please allow sufficient time for staff review and the resolution of further comments prior to the effectiveness of the registration statement.
          Response: The Company notes the Staff’s comments and has incorporated the senior credit facilities by reference to Cardinal Health’s Current Report on Form 8-K dated July 6, 2009.

*      *      *
     We hereby inform you on behalf of the Company that the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing of the Registration Statement and all subsequent amendments thereto.
     The Company acknowledges that the comments of the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.
     The Company further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If it would expedite the review of the information provided herein, please do not hesitate to call Erika Weinberg at (212) 310-8910.

Very truly yours,

	/s/ Erika Weinberg Erika Weinberg, Esq.	/s/ David A. Katz David A. Katz, Esq.
	Weil, Gotshal & Manges LLP	Wachtell, Lipton, Rosen & Katz

cc:	Jack Adams, Esq.
James Barnett, Esq.
Rod D. Miller, Esq.
David K. Lam, Esq.